UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SOPHIA GENETICS SA

(Name of Issuer)

Ordinary Shares, CHF 0.05 per share

(Title of Class of Securities)

H82027105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H82027105	13G

1.	NAMES OF REPORTING PERSONS Balderton Capital VI, S.L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,361,880 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,361,880 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,361,880 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by BCVI (as defined in Item 2(a) below). BCVI Sarl (as defined in Item 2(a) below) is the managing general partner of BCVI and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers (as defined in Item 4 below) are the managers of BCVI Sarl and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,857,604 ordinary shares outstanding following the completion of the Issuer’s initial public offering and the underwriter’s exercise of their option to purchase additional shares in full, as reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on November 10, 2021 (the “Form 6-K”).

CUSIP No. H82027105	13G

1.	NAMES OF REPORTING PERSONS Balderton Capital General Partner VI, S.á.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,361,880 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,361,880 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,361,880 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)

All such shares are held of record by BCVI (as defined in Item 2(a) below). BCVI Sarl (as defined in Item 2(a) below) is the managing general partner of BCVI and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers (as defined in Item 4 below) are the managers of BCVI Sarl and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,857,604 ordinary shares outstanding following the completion of the Issuer’s initial public offering and the underwriter’s exercise of their option to purchase additional shares in full, as reported by the Issuer on the Form 6-K.

CUSIP No. H82027105	13G

Item 1(a).	Name of Issuer:

Sophia Genetics SA (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Rue du Centre 172

CH-1025 Saint-Sulpice

Switzerland

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Balderton Capital VI, S.L.P. (“BCVI”) and Balderton Capital General Partner VI, S.á.r.l. (“BCVI Sarl” and together with BCVI, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 3, Rue Gabriel Lippmann, L- 5365 Munsbach, Luxembourg.

Item 2(c).	Citizenship:

BCVI is a Luxembourg special limited partnership. BCVI Sarl is a Luxembourg private limited liability company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, CHF 0.05 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

H82027105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. BCVI is the record owner of the 3,361,880 Ordinary Shares (the “BCVI Shares”). As the managing general partner of BCVI, BCVI Sarl may be deemed to beneficially own the BCVI Shares. Adrian Rainey, Donatien-Xavier Martin and Marie Calinet (the “Managers”) are the managers of BCVI Sarl and, as the managers of BCVI Sarl, each of the Managers also may be deemed to beneficially own the BCVI Shares , however such Managers disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein, if any.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

CUSIP No. H82027105	13G

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

* Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such Ordinary Shares, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of BCVI and the limited liability company agreement of BCVI Sarl, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. H82027105	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

BALDERTON CAPITAL VI, S.L.P.

By: Balderton Capital General Partner VI, S.á.r.l.
Its: Managing General Partner

By:	/s/ Marie Calinet
Name:	Marie Calinet
Its:	Manager

BALDERTON CAPITAL GENERAL PARTNER VI, S.Á.R.L.

By:	/s/ Marie Calinet
Name:	Marie Calinet
Its:	Manager